CHEMBIO DIAGNOSTICS, INC.

** IMPORTANT NOTICE **
Regarding the Availability of Proxy Material

You are receiving this communication because you hold shares in the above company, and the material you should review before you cast your vote is now available.

This communication presents only an overview of the more complete proxy material that is available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy material before voting.

Shareholder Meeting to be held on Jun 03, 2008

Proxy Material Available

1 Form 10-KSB
2 Notice & Proxy Statement

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PROXY MATERIAL - VIEW OR RECEIVE

You can choose to view the material online or receive a paper or e-mail copy. There is NO charge for requesting a copy. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

To facilitate timely delivery please make the request as instructed below on or before May 21, 2008

HOW TO VIEW MATERIAL VIA THE INTERNET

Have the 12 Digit Control Number(s) available and visit: www.proxyvote.com

HOW TO REQUEST A COPY OF MATERIAL

1) BY INTERNET   - www.proxyvote.com
2) BY TELEPHONE - 1-800-579-1639
3) BY E-MAIL*   - sendmaterial@proxyvote.com

*If requesting material by e-mail, please send a blank e-mail with the 12 Digit Control Number (located on the following page) in the subject line.

BROKER
LOGO
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51 MERCEDES WAY
EDGEWOOD NY 11717

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See the Reverse Side for Meeting Information and Instructions on How to Vote

Meeting Information

Meeting Type: Annual Meeting
Meeting Date: June 03, 2008
Meeting Time: 10:00 AM EST
For holders as of: April 14, 2008

Meeting Location:

Radisson Hotel
1730 North Ocean Avenue
Holtsville, New York 11742

How To Vote



Vote In Person

Should you choose to vote these shares in person at the meeting you must request a "legal proxy". To request a legal proxy please follow the instructions at www.proxyvote.com or request a paper copy of the material. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting material for any special requirements for meeting attendance.



Vote By Internet

To vote *now* by Internet, go to
WWW.PROXYVOTE.COM.
Please refer to the proposals and follow the instructions.

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Voting items

The Board of Directors recommends that you vote "For" the following.

1. Election of Directors
    Nominees

01	Alan Carus	02	Katherine L. Davis	03	Dr. Gary Meller	04	James D. Merselis	05	Lawrence A. Siebert

The Board of Directors recommends you vote FOR the following proposal(s).

2   To ratify the selection of Lazar, Levine &amp; Felix, LLP as the Corporations certified independent accountants.

3   To vote upon and approve the proposal to adopt the 2008 Equity Incentive Plan.

4   In their discretion, to vote upon an adjournment or postponement of the meeting.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.



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Voting Instructions

THIS SPACE RESERVED FOR LANGUAGE PERTAINING TO
BANKS AND BROKERS
AS REQUIRED BY THE NEW YORK STOCK EXCHANGE

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THIS SPACE RESERVED FOR SIGNATURES IF APPLICABLE